

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2021

Paul W. Hobby
Chief Executive Officer
Genesis Park Acquisition Corp.
2000 Edwards Street, Suite B
Houston, TX 77007

> **Re: Genesis Park Acquisition Corp.**
> **Draft Registration Statement on Form S-4**
> **Submitted May 12, 2021**
> **CIK No. 0001819810**

Dear Mr. Hobby:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted May 12, 2021

General

1. We note your disclosure that the Proposed Governing Documents shall designate the federal district courts of the United States as the sole and exclusive forum for resolving any action asserting a claim under the Securities Act. Further, we note that this provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. On page xvi, your disclosure suggests that the Proposed Governing Documents will designate the federal district courts of the United States as the exclusive forum for litigation arising out of the Exchange Act. Please revise accordingly.

2.   Please revise your cover page to give prominence to the disclosure that the Sponsor and GPAC directors and executive officers have interests in the business combination that is different from, or in addition, to those of your shareholders.

Questions and Answers for Shareholders of GPAC, page ix

3.   Please add a question and answer that addresses the positive and negative factors that the board considered when determining to enter into the business combination agreement and its rationale for approving the transaction.

Interests of GPAC Directors and Executive Officers in the Business Combination, page 18

4.   Please revise the second and third bullet point to quantify the value of the securities held by the Sponsor as of the most practicable date. Further, please quantify the out-of-packet expenses incurred by your Sponsor, executive officers, and directors as of the most practicable date. In addition, please add a question and answer that discusses such interests in the corresponding section.

Background to the Business Combination, page 112

5.   We note your disclosure that the business combination transactions with other potential targets were ultimately not pursued. Please expand your disclosure to discuss in greater detail these other potential targets, including their size and material attributes, and the reasons they were not pursued. Please substantially revise your disclosure to provide additional detail, including timing and how the discussions with other potential targets overlapped with one another and with Redwire. Please describe the potential terms discussed and the progress of those discussions. Also provide the dates of board meetings at which the management team communicated with the board, how many candidates they presented to the board, what recommendations they made, whether financial advisors were involved, and further information on the board's decision-making process.

6.   Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, Minimum Closing Cash Condition, proposals and counter-proposals and the size of PIPE. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.

7.   Please revise your disclosures to discuss the parties' negotiations of the amount and type of consideration throughout the negotiation process. Please disclose the counter-proposal made by each party. Please also explain the reasons that the parties agreed to a modification of the consideration to be received by Holdings in connection with the Business Combination from aggregate consideration of $640 million to aggregate consideration of $447 million.

8.   Please discuss the parties negotiation of the Minimum Closing Cash Condition, including counter proposals made by each party. Please explain why the parties agreed that the

Minimum Closing Cash Condition would be reduced from a range of $200-250 million to $185 million.

9. Please disclose the valuation provided by Greenhill at the meeting held on March 22, 2021.

10. Please disclose the valuations discussed at the February 14, 2021 meeting.

Certain Company Projected Financial Information, page 124

11. We note that you present a projection of Adjusted EBITDA and that the calculation excludes "certain non-cash items and other non-recurring items that management believes are not indicative of ongoing operations." Please disclose in sufficient detail the nature of all material items that are excluded in your Adjusted EBITDA projections.

12. We note your disclosure on page 124 that the financial projections reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Redwire's business. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Please specifically address the significant differences in your historical revenue and market share from your future projections, including those that are multiple years into the future.

13. We note the following disclosure "none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events in the event that any or all of the assumptions underlying the projections are shown to be in error or to have changed." Please revise your disclosure to clarify that you will update this information to the extent required by law.

Governing Documents Proposals, page 135

14. Please reformat the table commencing on page 135, as the table is difficult to follow in its current format.

U.S. Federal Income Tax Considerations, page 166

15. We note your disclosure, here and elsewhere, that the domestication "should" qualify as a reorganization within the meaning of Section 368 of the Code. Please state in your disclosure that the discussion is the opinion of tax counsel. Please refer to Sections III.B and C of Staff Legal Bulletin 19. Please update your exhibit index to include counsel's tax opinion.

Unaudited Pro Forma Condensed Combined Financial Information, page 180

16.   We note that you acquired Oakman Aerospace, Inc. ("Oakman") on January 15, 2021 for approximately $15.2 million and that the acquisition was below the 20% significance threshold. Please provide us with the significance test calculations supporting your conclusion that Oakman financial statements are not required to be presented.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 190

17.   We note from pro forma adjustment (d) that you have reclassified the GPAC public warrants from liability to equity and that the accounting treatment of the remaining warrants are being evaluated to assess if they qualify for equity or liability classification. Citing authoritative GAAP guidance, where applicable, please tell us why your public warrants will qualify for equity classification. Also provide us with an updated assessment regarding classification of the remaining warrants. In doing so, tell us the specific information you are waiting upon to finalize your conclusion.

18.   We note that pro forma adjustment (m) includes interest expense that would have been incurred to finance the MIS, Roccor and DPSS acquisitions. Please confirm that all debt related to this adjustment is reflected on your pro forma balance sheet. Also disclose how the pro forma interest rates were determined and if the actual rates may vary.

Information About Redwire, page 217

19.   Please discuss the sources and availability of raw materials and the names of principal suppliers. Please refer to Item 101(h)(4)(v) of Regulation S-K. We note the last risk factor on page 45.

Redwire's Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Backlog, page 241

20.   We note your discussions and computations of the book-to-bill ratio and backlog. Please revise your disclosures to clearly define contracts awarded, organic contract value and revenue, and acquisition-related contract value and revenue. In doing so, clarify the distinction between "contracts awarded" in the book-to-bill ratio to the additions of "organic contract value" in backlog. Also disclose any limitations on the contracts awarded amounts, such as any pertinent termination clauses or contingencies, that may ultimately impact the realizations of such amounts as revenues. See SEC Release Nos. 33-10751.

Audited Consolidated Financial Statements of Cosmos Intermediate, LLC
Notes to Consolidated Financial Statements
Note B - Summary of Significant Accounting Policies
Basis of Presentation, page F-31

21.   Please provide us with a complete analysis of how you determined In Space Group ("MIS") was your predecessor. In doing so, provide an assessment of why none of the other combined entities represented a predecessor or co-predecessor.

22.   We note that you acquired MIS, the predecessor, on June 22, 2020 and that the February 10, 2020 start of the successor period precedes the June 21, 2020 end of the predecessor period. Citing authoritative guidance, if applicable, explain to us why you present overlapping predecessor and successor periods.

Note Q - Equity-Based Compensation, page F-61

23.   We note your disclosure on page F-65 that there was approximately $1.9 million of unrecognized compensation costs related to Class P incentive units as of December 31, 2020. You disclose on page 251 that the amount of unrecognized compensation costs related to such units was approximately $28 million as of March 24, 2021. Please tell us and disclose the reason for the significant difference in unrecognized compensation cost between these dates.

You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Andrew Blume, Acting Accounting Branch Chief, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Angela Olivarez